Oncternal Therapeutics, Inc.

12230 El Camino Real, Suite 300

San Diego, California 92130

April 13, 2021

VIA EDGAR

Mr. Jason Drory

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oncternal Therapeutics, Inc.

Registration Statement on Form S-3

Filed April 2, 2021

File No. 333-254985

Dear Mr. Drory:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Oncternal Therapeutics, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on April 15, 2021, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Very truly yours,

ONCTERNAL THERAPEUTICS, INC.

By:	/s/ Richard G. Vincent
Richard G. Vincent
Chief Financial Officer

cc:	James B. Breitmeyer, M.D., Ph.D., Oncternal Therapeutics, Inc.

Cheston J. Larson, Esq., Latham & Watkins LLP

Matthew T. Bush, Esq., Latham & Watkins LLP

Anthony Gostanian, Esq., Latham & Watkins LLP